

U.S. Securities and Exchange Commission

Division of Investment Management

May 15, 2024

VIA E-mail

Mr. Taylor Boswell
Chief Executive Officer
AGL Private Credit Income Fund LP
35 Madison Avenue, 24th Floor
New York, New York 10022

> Re: AGL Private Credit Income Fund LP
> File No. 000-56652

Dear Mr. Boswell:

On April 15, 2024, AGL Private Credit Income Fund LP (the "Fund") filed a registration statement on Form 10. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Fund is voluntarily registering shares of its common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to its effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

General

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective

amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please confirm in correspondence that Form N-54A will be filed as required.

3. Please explain in correspondence whether the Fund expects to use leverage during its first year of operations.

4. Please include an estimate of organizational and offering costs incurred to date in an amendment and provide such disclosure in the correspondence response. In addition, please consider disclosing the accounting treatment for these costs that aligns with the disclosure in the notes to the financial statements.

Explanatory Note, page 3

5. Please add the following to the bolded bullet points:

    a. "An investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks inherent in an investment in the Fund."
    b. "The Fund intends to invest primarily in privately-held companies for which very little public information exists."

Item 1. Business, page 6

6. Please disclose in the appropriate subsection of Item 1 that under normal circumstances, at least 80% of the Fund's assets will be invested in private credit for purposes of Rule 35d-1 under the 1940 Act. Please also describe what "private credit" means for purpose of complying with that test.

7. Please explain in correspondence whether the fund intends to utilize unitranche loans. If yes, please add disclosure describing such use.

8. In the first full paragraph on page 7, disclosure indicates that certain investors have been provided with certain terms that other investors will not receive. Please confirm that none of these side letters have, or will have, the effect of creating different investment terms in the Fund and are limited to the informational provisions described in the disclosure.

9. Regarding the Barclays Cooperation Agreement:

    a. Please supplementally explain whether any Barclays entity holds interests in the Advisor or in the Fund, and if so, how much.

    b. Please disclose whether Barclays has full discretion to directly lend to a company that otherwise would be referred to the Adviser.

    c. Disclosure on page 88 indicates that "[i]t is possible that Barclays will have an existing loan to or an investment in a company that it refers to the Adviser pursuant to the Barclays Cooperation Agreement". Please advise what protections are in place to ensure that any opportunities provided to the Adviser are in the Fund's best interest, rather than to benefit Barclays.

    d. Page 13 states that "Barclays refers to our Adviser all qualifying Private Credit opportunities that are presented to them and provides our Adviser with exclusive access to deal flow originated by its investment banking platform." Please disclose how the Fund is defining "exclusive access".

    e. Please enhance the disclosure around the conflicts that this arrangement presents. For example, disclose that:

        i. the opportunities provided to the Adviser may be of lesser investment quality than would be the case if Barclays did not have the ability to lend to a company instead of referring it to the Adviser.

        ii.. the Adviser may be reluctant to terminate the agreement because doing so could result in it having less capital available for investment (because some investors can cancel their capital commitment if the agreement is terminated).

Overview of the Adviser, page 7

10. The first paragraph on page 8 references the Resource Sharing Agreement.

    a. Please explain to us how the Resource Sharing Agreement operates and why it is not an advisory contract within the meaning of the 1940 Act. Please address:

        i. Specific services AGL and its employees will provide on the Adviser's behalf and why those services do not amount to advisory services provided to the Fund;

        ii. The extent to which the Adviser will depend on AGL's personnel;

        iii. Whether AGL personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Sec. 202(a)(25) of the Advisers Act;

        iv. Whether and what fees are paid to AGL and by whom and whether they are paid pursuant to the Resource Sharing Agreement; and

        v. Whether AGL is considered a fiduciary with respect to the Fund.

    b. Please provide us with the Resource Sharing Agreement to review.

    c. Please add risk disclosure about the Resource Sharing Agreement (e.g., that advisory services provided by the Adviser are dependent on the Resource Sharing Agreement).

Expense Support and Conditional Reimbursement Agreement, page, 26

11. Please file this agreement, as well as the Barclays Cooperation Agreement, as exhibits to the registration statement.

12. In the third paragraph of this section, please revise to state that no waived amounts will be reimbursed after three years from the date of the respective waiver.

Defaulting Shareholders, page 29

13. Please provide a legal basis for the non-pro rata transfers described in the proviso to the second bullet point on page 30. In your response, explain how this is consistent with section 18 under the 1940 Act

Share Repurchase Program, page 30

14. Disclosure in this subsection states that investors will not know the amount of cash that will be paid to them at the time they decide to tender. Rule 13e-4 requires that a specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. See Item 4 of Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(i) and (ii) of Regulation M-A, and Item 7 of Rule 14d-100 (Schedule TO), incorporating Item 1007(a) of Regulation M-A. Please eliminate or revise all repurchase offer pricing disclosure throughout the registration statement.

The timing of our repurchase offers…," page 85

15. Please remove this risk factor, as it describes a course of action that is materially inconsistent with Rule 13e-4 under the Exchange Act, which rule operates to eliminate the very risk described in this disclosure.

To the extent OID and PIK interest constitute a portion of our income…, page 85

16. Please add that market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash.

Conflicts of Interest Generally, page 106

17. Please revise the statement that investors are purported to have waived any claim with respect to liability so that it does not apply to claims made under federal securities laws.

Diverse Membership; Relationships with Shareholders, page 110

18. The third sentence states that different shareholders will experience different returns. Please clarify this disclosure, in that all holders of the Common Shares would seem to be entitled to the same returns.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 112

19. Please disclose the number of holders of the Common Shares. See Item 201(b) of Regulation S-K.

20. Please disclose the amount of Common Shares that could be sold pursuant to Rule 144 or that the Fund has agreed to register under the Securities Act of 1933 for sale by security holders. See Item 201(a)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 114

21. Please disclose the date of sale and amount sold, purchasers, price, and Securities Act of 1933 exemption relied upon. See Item 701 of Regulation S-K.

Delaware Anti-Takeover Provisions, page 117

22. Please disclose the anti-takeover provisions with more specificity, or revise this disclosure to indicate that all such provisions are currently described in this paragraph.

Item 13. Financial Statements and Supplementary Data, page 120

23. Audited financial statements were not provided in the registration statement as filed. The staff acknowledges the disclosure noted in the filing stating that "Audited financial statements to be inserted." Please confirm in correspondence that that all required financial statements and supplementary financial information will be provided in a pre-effective amendment and filed in EDGAR at least 15 days prior to the Form 10's effectiveness.

*   *   *   *   *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions, please contact me at (202) 551-3503.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Senior Counsel

cc: Thomas J. Friedmann, Esq., Dechert LLP
Keith A. O'Connell, Esq., Branch Chief
Michael J. Spratt, Esq., Assistant Director
        Disclosure Review and Accounting Office
        Division of Investment Management
        U.S. Securities and Exchange Commission